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                                                                    Exhibit 20.4

Effective February 1, 2003, National City Bank changed its charge-off policy for delinquent credit card receivables. Delinquent receivables will be charged-off at 150 days past due. Prior to this change, delinquent receivables were charged-off at 120 days past due. The Bank's credit card policy remains within the FFIEC policy maximum of 180 days. Management believes this change will improve collection management. This policy change will result in a one-time decrease in charge-offs in the month of February 2003 and a corresponding increase in excess spread. Thereafter, management expects the policy change to result in minor changes to reported charge-offs, portfolio yield, and excess spread. Reported delinquencies will remain higher as the policy change creates an additional delinquency bucket (120 to 150 days). Management believes the change in the charge-off policy will not have a material adverse affect on the interests of certificateholders.